Exhibit 99.1

NEWS RELEASE

Trading Symbol: TSX/NYSE American: SVM

Silvercorp to Announce Third Quarter Results on February 8, 2018

VANCOUVER, British Columbia – January 16, 2018 – Silvercorp Metals Inc. ("Silvercorp” or the “Company”) (TSX: SVM, NYSE American: SVM) announces that its unaudited financial and operating results for the third quarter ended December 31, 2017 will be released on Thursday, February 8, 2018 after the market close.

About Silvercorp Metals Inc.

Silvercorp is a low-cost silver-producing Canadian mining company with multiple mines in China. The Company’s vision is to deliver shareholder value by focusing on the acquisition of under developed projects with resource potential and the ability to grow organically. For more information, please visit our website at www.silvercorpmetals.com

Investor Contact

Lorne Waldman
Senior Vice President
Silvercorp Metals Inc.

Phone: (604) 669-9397
Toll Free 1(888) 224-1881
Email: investor@silvercorp.ca
Website: www.silvercorp.ca.